

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 3010   April 16, 2009

Kenneth S. Klein, President
Klein Retail Centers, Inc.
89 West Chicago Street
Coldwater, MI 49036

> **Re: Klein Retail Centers, Inc.**
> **Registration Statement on Form S-1**
> **Filed March 13, 2009**
> **File No. 333-157962**

Dear Mr. Klein:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General Comments

1.   We note that you have filed on Form S-1. Because you intend to invest in real estate, you must register your offering on Form S-11. See General Instruction A to Form S-11. Please amend your registration statement to convert from Form S-1 to Form S-11 and include all of the disclosure required by Form S-11, as applicable to your company and your offering.

2.   Please tell us why you are proposing to use separate prospectuses for the primary and secondary offerings of your securities. Considering that the offerings will occur at the same time, it is not clear why you would consider these separate offerings or why you would need to use separate prospectuses.

3.   We note that your website recently included a "Broker-Dealer Information" link
        under the Investor Relations section, and that the Broker-Dealer Information page
        included information about your primary offering. Please provide us the date that
        this disclosure was first posted on your website and the date that it was removed
        from your website. Also provide us with an analysis of whether this information
        constitutes a prospectus for purposes of the Securities Act and whether the
        disclosure of this information on your website was consistent with Section 5 of
        the Securities Act.

Prospectus Cover Page

4.   Please avoid using the term "Company" or any similarly generic term to refer to
        the registrant. Instead, use the company's full name or a shortened version of it.

5.   Please disclose the net proceeds you will receive in accordance with Item
        501(b)(3) of Regulation S-K.

Risk Factors, page 4

6.   Please add risk factors to address the following risks, or tell us why you believe
        they do not present material risks to your business or to investors:

        •   Environmental risks that could arise with respect to your property or
            future properties you may purchase and the impact on you if
            environmental problems are discovered;

        •   Risks associated with failure to maintain adequate insurance;

        •   Conflicts associated with Mr. Klein being the president, director, and
            largest shareholder, including his ability to increase the Management Fee
            to be paid to Midwestern Management, which he owns jointly with his
            wife; and

        •   Lack of diversification in the type of properties that you own and operate.

Changes in lending patterns may impact the Company's ability …. page 5

7.   In this risk factor, you state: "[T]he Company believes that it has a solid and
        strong financial base with excellent credit and that it will be able to obtain both
        purchase and construction mortgages" and "[T]he Company anticipates that this
        … would not be a significant detriment to the operations or profitability of the
        Company." Please remove this language as it appears to mitigate the risk being
        disclosed.

Use of Proceeds, page 8

8.   Please disclose the maximum amount of gross and net proceeds that you would receive if all the shares registered for your primary offering are sold at the offering price of $5 per share. Also, please clearly state that you will receive less than the maximum if you sell fewer than all of the shares registered.

9.   Please tell us whether you intend to use any of the proceeds to pay down the $15,510,000 mortgage loan due May 6, 2011.

Dilution, page 8

10.   Please explain to us how you considered Item 506(b) of Regulation S-K that requires the disclosure of the amount of the increase in net tangible book value per share attributable to new investors (i.e., the difference between net tangible book value per share before offering and net tangible book value per share after offering).

Plan of Distribution, page 9

11.   In the second subclause of the third paragraph, please clarify that the officer will not be compensated by commissions "or other remuneration."

Sales and Resales of the Shares under State Securities Laws, page 9

12.   In this section, you state that the states will declare the registration statement effective on the date it is declared effective by the SEC. Please clarify that this is contingent upon you adequately addressing any comments the states have regarding your registration statement.

The Company, page 10

13.   We note your disclosure on page F-10 that two tenants accounted for approximately 38% of your rental revenue and tenant reimbursements. Please provide disclosure regarding your dependence on two tenants in accordance with Item 101(c)(vii).

Current Operations, page 11

14.   We note that the properties were appraised in 2005 and 2006. Please provide updated valuations for your properties.

Mortgage Loan on the Properties, page 14

15.   Please disclose the maturity date of the mortgage loan.

Management of the Shadow Retail Centers, page 15

16.   Note 6 to the financial statements indicates that Midwestern Management will be reimbursed for direct out-of-pocket expenses. Please revise to discuss the reimbursement arrangement here and disclose whether these expenses would include the salaries paid to Midwestern Management's employees, including Mr. Klein.

17.   Please clarify what specific items the tenants are responsible for paying for and which items you are responsible for. For example, please state whether you or the tenants are responsible for purchasing insurance and paying taxes.

Reports to Security Holders, page 20

18.   Please disclose your website in accordance with Item 101(e)(3) of Regulation S-K.

Conflicts of Interest, page 20

19.   Please revise to discuss the conflicts of interest between Klein Retail Centers, Inc. and Klein Group, LLC arising from the purchase of properties from Wal-Mart. To the extent that Klein Group may continue to purchase new properties, please disclose any policies or procedures that you have adopted to address these conflicts of interest. In addition, please clarify whether Midwestern Management provides services to Klein Group similar to the services that Midwestern provides to you and, if so, discuss any conflicts arising from these arrangements.

Management's Discussion and Analysis of Financial Condition, page 20

20.   Please provide a more detailed description of your financial condition, changes in financial condition, and results of operations. Clearly describe your sources of revenues and expenses and the amounts reflected for each of the periods presented. Also, expand your discussion of liquidity to identify any known trends or any known demands, commitments, events, or uncertainties that are likely to have a material impact on your liquidity. Refer to Item 303 of Regulation S-K.

21.   We note the consolidated financial statements reveal material changes from year to year in one or more line items. Please explain to us how you considered Item 303 of Regulation S-K and FR-72 in deciding whether to describe the causes for the changes to the extent necessary to an understanding of your business as a whole.

22.   We also note in note 4 that the entire balance of your mortgage loan payable is due on May 6, 2011. Please explain to us how you considered Item 303 of Regulation S-K and FR-72 in deciding whether to discuss liquidity on a long-term basis including the identification of periods in which material cash outlays are anticipated and their source of funding.

23.   Given the current economic conditions and the materiality of your investment in real estate to your operations, please explain how you considered Item 303 of Regulation S-K and FR-60 in deciding whether to discuss how you considered the following factors in your impairment assessment:

- The lease expirations, as disclosed on pages 11-13, and your ability to re-lease those properties.

- The restrictions on the properties imposed by your purchase agreements with Wal-Mart, as disclosed on pages 13-14.

24.   Please revise your overview to include management's perspective on the risks and challenges facing your company and how management is dealing with these issues. We note that the company had a net loss of $2,494,209 for the year ended December 31, 2008. Also discuss the performance indicators (financial and non-financial) that management uses to manage/assess your business and that would be important to investors. Refer to Release 33-8350 (avail. Dec. 19, 2003), which is available on our website at www.sec.gov.

Marketing Analysis, page 21

25.   We note your disclosure that you typically lease storefronts to discount-type retail stores. However, on page 13, you state that the properties cannot be used for a discount department store. Please revise to clarify the difference between a discount retail store and a discount department store.

Management, page 21

26.   Please revise to identify Kenneth Klein as the principal accounting officer and director of the company.

27.   Please disclose that Kenneth Klein, as the majority shareholder, will elect the board.

28.   Please add disclosure regarding the conflicts associated with Mr. Klein's position as the sole executive officer and director, including, but not limited to, his ability to establish the management fee to be paid to the company owned by Mr. and Mrs. Klein.

29.   Please revise to identify the executive officers of Midwestern Management. We
        note that you have no employees and that Midwestern will make day-to-day
        operating decisions for your business. Refer to Rule 405 of Regulation C, which
        defines "executive officer" to include any person who performs policy making
        functions for the registrant. For each executive officer of Midwestern
        Management, please provide the complete disclosure required by Item 401 of
        Regulation S-K.

Executive Compensation, page 22

30.   We note your disclosure that Mr. Klein does not receive any compensation.
        However, we also note that you will pay Midwestern Management a 5% fee and
        that Mr. Klein owns this company with his wife. Please tell us what consideration
        you have given to providing the disclosure required by Item 402 of Regulation S-
        K regarding Mr. Klein's compensation. Refer to Item 402(m)(1), which requires
        disclosure of compensation paid "by any person for all services rendered in all
        capacities to the registrant."

Security Ownership of Certain Beneficial Owners, page 22

31.   It appears that Klein Portfolio Investors, LLC and Klein Portfolio Investors II,
        LLC each beneficially own more than 5% of your outstanding common shares.
        Please expand the table to include them and any other holder of more than 5% of
        your common stock. Refer to Item 403 of Regulation S-K. Also, identify by
        footnote to the table Mr. Klein and Mrs. Klein, respectively, as the persons who
        control Klein Portfolio Investors, LLC and Klein Portfolio Investors II, LLC.

Description of Securities, page 23

Admission to Quotation on the OTC Bulletin Board, page 24

32.   Please disclose whether you have identified a market-maker for your securities.

Financial Statements

33.   We note that the 2007 financial statements present the LLC capital structure of
        the former entities reorganized into KRC do not present earnings per share. Given
        that the financial statement presentation is as if the acquisition had occurred on
        January 1, 2007, as disclosed in note 1, please explain why the financial
        statements do not reflect the transaction retroactively to the beginning of the
        earliest period presented (i.e., the January 1, 2007 opening balance). Refer to
        paragraphs D14-D18 of SFAS 141.

Note 2 - Summary of Significant Accounting Policies

Recent Accounting Pronouncements, page F-10

34.   We note your disclosure that the Company does not believe the adoption of the
        recent pronouncements referenced in the note will have a material effect on the
        Company's results of operations, financial position, or cash flows. Please explain
        to us how you complied with the provisions of SFAS 157 for financial assets and
        liabilities that you were required to adopt in fiscal year 2008.

Note 5 – Stockholders' Equity and Member's Equity, and Note 6 - Related Party
Transactions, page F-13

35.   With respect to the issuance of common stock in exchange for services rendered
        to the Company, please address the following comments:

        • Tell us when you received those services and the nature of the services
          received.

        • Tell us the nature of your relationship with the providers, other than
          employees of MML.

        • Tell us how you reported this transaction in the financial statements.

        • Explain to us how you considered the provisions of SFAS 123R as it
          relates to the measurement of fair value of the transaction and timing for
          the cost recognition.

Selling Shareholders

36.   Please identify for us all selling stockholders that are broker-dealers. Please
        revise the disclosure to identify any broker-dealer as an underwriter in this
        offering. Sales by those persons will be viewed as a primary offering and must be
        made at a fixed price because you may not conduct a primary at-the-market
        offering on Form S-1 or Form S-11.

37.   Please identify for us all selling stockholders that are affiliates of broker-dealers.
        Please revise the disclosure to state, if true, that those persons purchased the
        shares in the ordinary course of business and at the time of the purchase the
        selling security holder had no arrangements or understandings, directly or
        indirectly, with any person to distribute the securities. If you are not able to make
        these representations about all selling shareholders who are affiliates of broker-
        dealers, please amend the disclosure to identify those persons as underwriters in
        this offering and confirm that sales will be made at a fixed price.

38.   At the end of the table, please provide totals for the columns entitled "Owned before the Offering, Number of Shares," "Owned before the Offering, Percentage of Class," "Offered Herein, Number of Shares," "After the Offering, Number of Shares" and "After the Offering, Percentage of Class."

Part II

Item 15. Recent Sales of Unregistered Securities

39.   Please revise to disclose the nature and amount of consideration that you received in each sale of your securities. Note 5 to your financial statements indicates that some securities were sold for cash and others were issued in exchange for services rendered. In the latter case, please also disclose the specific type of services that were rendered in exchange for the shares. Refer to Item 701(c) of Regulation S-K.

40.   We note the disclosure stating that between July 22, 2008 and December 31, 2008 you sold 660,430 shares to the persons now identified as selling shareholders. Considering the large number of persons who purchased during that time period, please provide a detailed analysis of how these sales were exempt under Section 4(2).

41.   We note that you issued 250,000 shares to Tiber Creek Corporation. Please tell us why this sale is not included in Note 5 to your financial statements.

42.   Please revise to disclose the 198,000 shares that you issued to employees of Midwestern, or confirm that these shares are included in the 660,430 shares issued between July 22, 2008 and December 31, 2008.

43.   We note your disclosure in the risk factor on page 6 that Kenneth Klein beneficially owns 7,100,000 shares and that other members of the Klein family own 75,000 shares. Please explain how these amounts reconcile with the discussion of recent sales of unregistered securities and the description of stockholders equity in Note 5 to the financial statements.

Item 17. Undertakings

44.   In clause 4, please remove the phrase "in the initial distribution of securities" in accordance with Item 512(a)(5).

45.   Please provide the undertaking required by Item 512(h) of Regulation S-K.

Exhibits

46.   Please file all required exhibits as promptly as possible. If you are not in a position to file your legal opinion with the next amendment, please provide a draft copy for us to review. Please ensure that you file all of the exhibits required by Item 601 of Regulation S-K. For example, we note that you have not filed the agreements relating to the acquisition of the properties from the Klein Portfolio entities, the agreement with Midwestern Management, or information regarding your subsidiaries.

Website

47.   We note, in the Investor Relations section slideshow on your website, your statement that "Klein Group has been averaging one new Wal-Mart Super Shadow Center per month," and your presentation of multiple center locations on the map. Please clearly disclose that this disclosure relates only to the holdings and operations of Klein Group, LLC and that Klein Retail Centers owns only 9 centers and has not opened any new locations.

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Jorge Bonilla at (202) 551-3414 or Cicely LaMothe, Accounting Branch Chief, at (202) 551-3413 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at (202) 551-3585 or me at (202) 551-3785 with any other questions.

Sincerely,

Karen J. Garnett
Assistant Director

cc: Lee W. Cassidy (via fax)